# Press Release

07021430

DSM Crucell

PROCESSED SUPPL

03E MAR 06 2007 THOMSON FINANCIAL

Heerlen/ Leiden (the Netherlands), 14 February 2007

## DSM and Crucell announce breakthrough in the production of biopharmaceuticals with PER.C6® technology platform.

Royal DSM N.V. and Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX), today announce fermentation yields of more than 10 grams per liter for monoclonal antibodies, a major breakthrough in the development of their PER.C6 technology platform.

Early last year, DSM and Crucell announced their major objectives for their PER.C6 development joint venture. A key objective was to achieve yields of more than 10 grams per liter for monoclonal antibodies using the PER.C6 technology platform. Today they announced that this remarkable milestone has been achieved within one year of setting the target.

This result was achieved by combining DSM's considerable expertise in all aspects of fermentation science and technology with Crucell's industry-recognized PER.C6® human cell line. The partners believe that in the foreseeable future even 20 grams per liter can be realized. Looking into the future, both partners believe that they are very well positioned to exploit the full potential of this technology through the newly opened PERCIVIA PER.C6® Development Center in Cambridge, Mass, USA.

Yields in the range of 10 to 20g/L are an order of magnitude higher than current industry averages. The higher yields allow the use of much smaller bioreactors and opens routes to significantly lower cost of goods for biopharmaceuticals.

Ronald Brus, CEO of Crucell is delighted with the results: *"We have always had confidence in the huge potential of PER.C6, and these results are only the beginning. This is a major breakthrough in reducing the cost of goods in biopharmaceutical production."*

Leendert Staal, CEO of DSM Pharmaceutical Products comments: *"This is an outstanding achievement of our organization in Groningen, which will have a major impact on the way we will produce in the future. We believe that these results mark the beginning of a paradigm shift in the industry."*

Pieter de Geus, Vice President Research and Development of DSM Pharmaceutical Products, and Jaap Goudsmit, Chief Scientific Officer of Crucell are unanimous in their assessment of the commercial potential of the results. The next steps will be scale-up to pilot scale and ultimately commercial scale reactors.

Since December 2002, DSM Biologics and Crucell are jointly outlicensing the PER.C6® human cell line technology to third parties as a production platform for monoclonal antibodies and recombinant proteins. The partners recently established the PERCIVIA PER.C6® Development Center in Cambridge, Mass, USA as a joint venture to further develop the PER.C6® cell line and



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provide unique solution for the production of pharmaceutical proteins to licensees utilizing the PER.C6® human cell line in the biotech industry.

**About the PER.C6® technology platform**

Crucell's and DSM's PER.C6® technology platform has been developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6® technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

**About PERCIVIA**

PERCIVIA PER.C6® Development Center LLC is a joint venture between DSM and Crucell. The Center has approximately 47,000 square feet of laboratory space in Cambridge, Mass, and will have a staff of 50 highly skilled people engaged in the development and optimization of the human PER.C6® cells as an expression platform for proteins and monoclonal antibodies for therapeutic use. This center of excellence will provide a fully integrated technology platform, and true unique solutions for the production of pharmaceutical proteins, to the biotech industry and the scientific community. This PER.C6® technology platform will comprise cell line generation technology, cell culture media development, upstream and downstream processes, equipment selection, scale-up, technology transfer, and regulatory support.

**About Crucell**

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6® production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

**About DSM Biologics**

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6® human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6®, CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6® human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

**DSM**

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

***Forward-looking statements***

*This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and Crucell and information currently available to both companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Crucell do not guarantee that their expectations will be realized. Furthermore, DSM and Crucell have no obligation to update the statements contained in this press release. Crucell has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". Crucell prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).*

**For further information please contact:**

**DSM Corporate Communications**
Elvira Luykx
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

**DSM Investor Relations**
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

**For DSM in the USA:**
**DSM Pharmaceutical Products**
Terry Novak
Chief Marketing Officer
DSM Pharmaceuticals Inc. and Biologics
Tel. +1 973 257 8471
Terry.Novak@dsm.com

**Crucell N.V.**
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
Leonard.Kruimer@crucell.com

Barbara Mulder
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com

**For Crucell in the US:**
**Redington, Inc.**
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

# DSM Press Release

**DSM, Corporate Communications,**
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

04E                14 February 2007

## DSM achieves record sales and operating profit in 2006, ahead of *Vision 2010* objectives

- *Operating profit for 2006 EUR 835 million, 6% higher than in 2005.*
- *Net profit EUR 547 million, up 4% from 2005.*
- *Solid volume growth (5%), especially in Performance Materials (9%).*
- *Proposed dividend EUR 1.00 per ordinary share.*
- *Outlook: Operating profit in 2007 expected to be lower than in 2006, but on track with Vision 2010.*

| fourth quarter | | | *in EUR million* | full year | | |
|---|---|---|---|---|---|---|
| 2006 | 2005 | +/- | | 2006 | 2005 | +/- |
| | | | Continuing operations: | | | |
| **2,067** | **2,057** | ***0%*** | Net sales | **8,352** | **7,816** | ***7%*** |
| 300 | 312 | *-4%* | Operating profit plus depreciation and amortization (EBITDA) | 1,275 | 1,278 | *-0%* |
| **186** | **180** | ***3%*** | Operating profit (EBIT) | **835** | **787** | ***6%*** |
| 66 | 72 | *-8%* | - Nutrition | 314 | 329 | *-5%* |
| 24 | 16 | *50%* | - Pharma | 65 | 41 | *59%* |
| 71 | 73 | *-3%* | - Performance Materials | 329 | 305 | *8%* |
| 49 | 30 | *63%* | - Industrial Chemicals | 196 | 165 | *19%* |
| -24 | -11 | | - Other activities | -69 | -53 | |
| | | | **Discontinued/discontinuing operations:** | | | |
| 9 | 36 | | Net sales | 28 | 379 | |
| 0 | 4 | | Operating profit plus depreciation and amortization (EBITDA) | -1 | 33 | |
| 0 | 3 | | Operating profit (EBIT) | -1 | 21 | |
| | | | **Total DSM:** | | | |
| **2,076** | **2,093** | ***-1%*** | Net sales | **8,380** | **8,195** | ***2%*** |
| **186** | **183** | ***2%*** | Operating profit (EBIT) | **834** | **808** | ***3%*** |
| **119** | **138** | ***-14%*** | Net profit before exceptional items | **551** | **563** | ***-2%*** |
| -30 | -26 | | Net result from exceptional items | -4 | -36 | |
| **89** | **112** | ***-21%*** | Net profit | **547** | **527** | ***4%*** |
| | | | **Per ordinary share in EUR:** | | | |
| 0.62 | 0.70 | *-11%* | - basic earnings before exceptional items | 2.85 | 2.87 | *-1%* |
| 0.46 | 0.57 | *-19%* | - basic earnings | 2.83 | 2.68 | *6%* |
| 186.5 | 191.0 | *-2%* | Average number of ordinary shares outstanding (x million) | 189.6 | 190.8 | *-1%* |

*In this report:*

- *'operating profit' (plus depreciation and amortization) is understood to be operating profit (plus depreciation and amortization) before exceptional items;*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.;*
- *'continuing operations' refers to the DSM operations excluding DSM Bakery Ingredients, the SBR business, DSM Minera and Holland Sweetener Company.*

*This report is based on the new clustering of activities introduced with effect from 2006. For the 2005 quarterly figures according to the new clustering of activities, see the Annex to the Report for the first quarter of 2006.*

## DSM achieves record sales and operating profit in 2006, ahead of *Vision 2010* objectives

### General

The *Operating profit from continuing* operations for the **full year 2006** was EUR 835 million, up EUR 48 million (6%) from 2005. *Net profit* was EUR 547 million, up EUR 20 million (4%). The net profit included a negative contribution of EUR 4 million from exceptional items (EUR 36 million negative in 2005).

At EUR 186 million, the *Operating profit from continuing operations* for the **fourth quarter of 2006** was EUR 6 million (3%) higher than in Q4 2005. *Net profit* amounted to EUR 89 million, down 21% from the fourth quarter of 2005 (EUR 112 million).

Commenting on DSM's results, Peter Elverding, Chairman of the DSM Managing Board, said: *"In 2006 we made a flying start in implementing our strategy Vision 2010 – Building on Strengths. We have greatly increased our innovation efforts and have supported these efforts with selected acquisitions, which will put us in a good position for future growth. In 2006 we launched more than 25 new products and applications. We also started several investment projects, especially in performance materials, which will contribute to sales growth in the near future. We increased our presence in emerging economies; our sales, investments and workforces in these regions grew strongly, especially in China. We made important additional steps towards operational excellence and fixed costs increased only slightly. All this happened in a business context that was not unambiguously positive. Economic growth developed very satisfactorily, but raw-material and energy prices reached unprecedented levels and were highly volatile, while the US dollar remained weak. Nevertheless, we succeeded in posting a record operating profit for the second year in a row. This was mainly due to solid volume growth (5%) and the ongoing efforts to optimize our operations.*

*"As, in 2006 we were ahead of the targets that we had set ourselves in Vision 2010, the benchmark for 2007 will be quite challenging. In 2007 I expect continued good volume growth, but some attractive contracts related to the acquisition in 2003 of Roche's Vitamins division (now DSM Nutritional Products) will come to an end. Since the second part of 2006 we have faced intensified competition in some of the more mature parts of DSM Nutritional Products' portfolio. DSM as the market leader has deliberately chosen to defend and further strengthen its market position even at the expense of margins. It is most likely that this will temporarily have a stronger effect than the positive impact of the introduction of new innovative products. Last but not least, we have started the year 2007 with a US dollar exchange rate that is clearly below last year's average and with high natural gas prices. However, DSM remains committed to further increasing its innovation efforts and the associated expenditure. I expect that in 2007 we will stay on track in achieving our Vision 2010 targets, although, for the reasons I have just mentioned, I expect that the operating profit this year will be lower than in the record year 2006."*

## Vision 2010

DSM's new strategy program *Vision 2010 – Building on Strengths* focuses on accelerating the profitable and innovative growth of the company's specialties portfolio. The overall objective is strong value creation, to be accomplished via *three main levers.*

In *market-driven growth and innovation* DSM devoted significant additional resources to innovation. The additional spend in 2006 amounted to more than EUR 25 million. A considerable number of new products and new applications of existing products were introduced in the market. As part of its open innovation policy DSM acquired CRINA, a pioneering company in plant extracts used as feed additives, and acquired full ownership of LTP, a company with a technology platform based on formulated lipids. In venturing DSM stepped up its activities by making a total of five investments. In performance materials DSM invested in several projects, such as a second Stanyl® line, a tenth Dyneema® line, a second Stamylan® UH plant, a new waterborne coating resins line and a polyamide film grade plant in China.

DSM's *increased presence in emerging economies* is best illustrated by the 23% increase in DSM's sales in these countries. In China and India, a considerable number of investments were made in new production facilities, expansion or de-bottlenecking of existing plants, and cooperation with industrial or scientific partners.

In *Operational Excellence* the main focus is on Manufacturing Excellence (continuous improvement of the overall efficiency of DSM's production base), purchasing (EUR 100 million in purchasing savings in 2006) and restructuring measures in response to business circumstances (in 2006 at DSM Pharmaceutical Products, DSM Anti-Infectives and DSM Nutritional Products).

In parallel with *Vision 2010* DSM decided to start a share buy-back program amounting to EUR 750 million. This represents approximately 10% of the shares outstanding. In 2006, the first phase of this program was executed as planned for an amount of EUR 242 million. Through this program DSM is creating direct shareholder value.

### Net sales

| **fourth quarter** 2006 | 2005 | *in EUR million* | **year** 2006 | 2005 |
|---|---|---|---|---|
| 584 | 608 | Nutrition | 2,407 | 2,399 |
| 230 | 273 | Pharma | 916 | 924 |
| 689 | 642 | Performance Materials | 2,753 | 2,447 |
| 476 | 444 | Industrial Chemicals | 1,872 | 1,687 |
| 88 | 90 | Other activities | 404 | 359 |
| 2,067 | 2,057 | Total, continuing operations | 8,352 | 7,816 |
| 9 | 36 | Discontinued/discontinuing operations | 28 | 379 |
| 2,076 | 2,093 | **Total** | 8,380 | 8,195 |

For the **full year** 2006, sales from continuing operations increased by 7%. Organic sales-volume growth amounted to 5% and selling prices were on average 2% higher. Exchange rates on balance had a negligible effect. The volume increase was particularly strong in the Performance Materials cluster with almost double-digit growth, while the Industrial Chemicals cluster succeeded in achieving good volume growth while at the same time passing on the increased feedstock and energy costs in selling prices.

Net sales from continuing operations in **the fourth quarter** of 2006 were slightly above Q4 2005. Organic volume growth was 2% and selling prices increased by 1%. Exchange-rate developments had a negative effect of 2% on DSM's net sales.

**Operating profit**

The operating profit from continuing operations for **the full year** amounted to EUR 835 million, an increase of 6% (EUR 48 million) compared with the previous year. Higher sales volumes and higher selling prices more than compensated for the increased energy and raw-material costs and the increased innovation costs (more than EUR 25 million).

The operating profit from continuing operations for **the fourth quarter** amounted to EUR 186 million, up 3% from Q4 2005. The increase in sales volumes and margins was largely offset by higher fixed costs (mainly for innovation). Margins improved thanks to higher selling prices and lower raw-material costs. In Performance Materials, volume growth temporarily slowed down somewhat because of de-stocking by customers.

## Business review

### Nutrition

| **fourth quarter** | | *in EUR million* | **year** | |
|---|---|---|---|---|
| 2006 | 2005 | | 2006 | 2005 |
| 589 | 627 | Net sales including intra-group supplies | 2,463 | 2,458 |
| 105 | 111 | Operating profit plus depreciation and amortization | 464 | 487 |
| 66 | 72 | Operating profit | 314 | 329 |

**Full-year** sales in this cluster were at the same level as last year. Higher organic sales volumes were offset by the negative effects of lower selling prices and exchange rates and the contractual phasing-out of the phytase tolling activities. All businesses in this cluster faced higher costs for energy and raw materials. Compared to 2005, both Animal Nutrition & Health and Human Nutrition & Health in DSM Nutritional Products achieved solid volume growth at lower prices. DSM Nutritional Products' operating profit decreased slightly because higher volumes did not fully compensate for higher innovation expenditure and negative price effects. DSM Food Specialties' sales and operating profit decreased due to the contractual phasing-out of the phytase tolling business. The losses at DSM Special Products were caused by lower margins due to the high toluene price.

**Fourth-quarter** sales were 6% lower than in Q4 2005. Higher sales volumes were offset by the full effect of the phytase phase-out, slightly lower selling prices and the negative effects of the USD exchange rate. The operating profit was lower than in Q4 2005 for the same reasons.

**Pharma**

| **fourth quarter** 2006 | 2005 | *in EUR million* | **year** 2006 | 2005 |
|---|---|---|---|---|
| 243 | 289 | Net sales including intra-group supplies | 967 | 988 |
| 44 | 50 | Operating profit plus depreciation and amortization | 146 | 143 |
| 24 | 16 | Operating profit | 65 | 41 |

**Full-year** sales were down 2%, due to the divestment by DSM Pharmaceutical Products of the South Haven site (USA) in September and other restructuring measures. Despite the slight decrease in sales, the operating profit for the cluster increased due to the effects of the ongoing restructuring and the related improvement of the product mix. At DSM Pharmaceutical Products, the DSM Pharma Chemicals business unit in particular showed a higher activity level. DSM Anti-Infectives' result improved compared to 2005 but remained negative, with selling prices on average slightly improving compared with 2005 and fixed costs being lower. Raw-material costs strongly increased. In the Pharma cluster DSM increased its innovation effort, specifically in the development of a platform for white biotech.

**Fourth-quarter** sales were 16% lower due to lower sales volumes, the effect of divestments and unfavorable exchange rates. However, the operating profit was higher as good production rates and lower fixed costs were only partly offset by lower sales volumes.

**Performance Materials**

| **fourth quarter** 2006 | 2005 | *in EUR million* | **year** 2006 | 2005 |
|---|---|---|---|---|
| 689 | 642 | Net sales including intra-group supplies | 2,759 | 2,459 |
| 97 | 101 | Operating profit plus depreciation and amortization | 429 | 410 |
| 71 | 73 | Operating profit | 329 | 305 |

**Full-year** sales were up 12% compared with 2005 due to clearly increased volumes and higher selling prices. The operating profit for the cluster increased. Higher volumes at all business groups were offset by higher fixed costs (higher activity level and increased innovation efforts) and lower margins at DSM Elastomers. The operating profits of DSM Engineering Plastics and DSM Dyneema were higher due to higher volumes and margins. DSM Resins' operating profit was higher due to higher sales volumes. DSM Elastomers' operating profit was clearly lower than in 2005 because of the margin squeeze resulting from strongly increased raw-material prices.

**Net profit**
*Net profit* increased compared to 2005, from EUR 527 million to EUR 547 million (4%).

*Net finance costs* amounted to EUR 81 million, which represents an increase of EUR 11 million compared to the previous year. This increase was the net effect of a number of factors, the most important being a higher average interest rate and impairments of other securities. Average net debt was lower, however.

At 26%, the effective tax rate in 2006 was higher than in 2005 (23%). The increase of three percentage points was due to a decrease in the proportion of income elements taxed at a low rate. In addition, all outstanding Dutch corporate income tax returns (covering the years from 1999 until 2005) were settled in 2006.

**Exceptional items**
The net result from exceptional items for the full year was a loss of EUR 4 million. Exceptional items in the first nine months (EUR 26 million) were gains on the disposal of DSM Minera (Chile), the disposal of the South Haven (USA) site and the disposal of the display coatings business, and the cost of the termination of the aspartame business, costs related to the closing of the production facilities in Landskrona (Sweden) and the cost of terminating the AMEL melamine production joint venture in the United States.

In the fourth quarter, the net result from exceptional items was a loss of EUR 30 million. In this quarter DSM recorded a provision of EUR 27 million after tax in relation to the settlement of the unfavorable conditions of the contract with Cargill on natural vitamin E; in this way DSM will prevent penalty payments in the years 2007- 2013 but will continue to distribute Cargill's natural vitamin E. The exceptional items further included provisions for restructuring activities at the agrochemical intermediates activities of the former DSM Fine Chemicals business group (EUR 20 million after tax), the gain on the disposal of Methanor (EUR 10 million after tax) and a deferred pension settlement related to the disposal of DSM Bakery Ingredients in 2005.

**Cash flow, capital expenditure and financing**
The cash flow before exceptional items (net profit plus depreciation and amortization) for the full year 2006 amounted to EUR 991 million (2005: EUR 1,066 million). At EUR 457 million, capital expenditure (excluding acquisitions) was almost at the same level as depreciation and amortization (EUR 440 million).

At the end of 2006 the operating working capital was EUR 86 million lower than at year-end 2005.

Compared to 2005, net debt increased by EUR 89 million in 2006 and stood at EUR 921 million at year-end. The increase was mainly due to the share buy-back program aimed at increasing the company's gearing.

**Dividend**
The dividend on ordinary shares proposed for the year 2006 amounts to EUR 1.00 per ordinary share. An interim dividend of EUR 0.33 per ordinary share having been paid in August 2006, the final dividend would amount to EUR 0.67 per ordinary share. DSM aims to provide a stable and, preferably, rising dividend. The dividend is based on a percentage of the cash flow. Barring unforeseen circumstances this percentage lies

within a range of 16 to 20% of the net profit plus depreciation and amortization, both before exceptional items, minus the dividend payable to holders of cumulative preference shares.

**Sustainability**

In 2006 DSM was named the chemical industry sector leader in the Dow Jones Sustainability World Index for the third consecutive year. Solid progress was made across the entire spectrum of People, Planet and Profit. In the field of safety, the frequency index for recordable incidents improved by 6%. DSM is well on track to achieving its environmental targets for 2010. The full Triple P Report 2006 will be published on 12 March 2007.

**Workforce**

The workforce increased overall by 336, from 21,820 at year-end 2005 to 22,156 at year-end 2006. This was the net effect of acquisitions (+256), consolidations (+354), divestments (-396) and capacity expansions and attrition (+122).

**Outlook**

Economic growth in Europe and North America is expected to slow down somewhat in 2007. For the emerging economies growth expectations remain buoyant, especially for Asia. The US dollar started the year at a clearly lower exchange rate versus the euro than the 2006 average, while raw-material and energy prices eased somewhat although they are still at a very high level and are expected to stay volatile. Especially the natural-gas price in the Netherlands is a reason for concern.

This year DSM will be facing some specific business issues: some attractive contracts related to the acquisition of Roche Vitamins (now DSM Nutritional Products) will come to an end, we are seeing intensified competition in some of the more mature parts of the Nutrition business and, since we want to defend and further strengthen our market position, margins may erode more quickly than the pace at which new products and formulations make their positive impact felt. However, DSM remains committed to further increasing its innovation efforts and the associated expenditure.

DSM expects that 2007 will be another year of solid sales-volume growth. However, because of the exchange-rate sensitivities, the high natural-gas price in the Netherlands and the specific business issues referred to above, DSM expects that the operating profit in 2007 will be lower than in the record year 2006, although it will be on track with the *Vision 2010* objectives.

Heerlen, 14 February 2007

The Managing Board of Directors

**Important dates**

| | |
|---|---|
| Annual General Meeting of shareholders: | Wednesday, 28 March 2007 |
| Ex dividend quotation: | Friday, 30 March 2007 |
| Report for the first quarter: | Friday, 27 April 2007 |
| Report for the second quarter: | Thursday, 26 July 2007 |
| Report for the third quarter: | Thursday, 25 October 2007 |
| Annual Report 2007: | Wednesday, 13 February 2008 |
| Annual General Meeting of shareholders: | Wednesday, 26 March 2008 |

**For more information**
DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

**Investors**
DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com

## Condensed consolidated statement of income for the fourth quarter

| fourth quarter 2006 before exceptional items | fourth quarter 2006 exceptional Items | fourth quarter 2006 total | *in EUR million* | fourth quarter 2005 before exceptional items | fourth quarter 2005 exceptional items | fourth quarter 2005 total |
|---|---|---|---|---|---|---|
| 2,076 | - | 2,076 | net sales | 2,093 | - | 2,093 |
| 300 | -54 | 246 | operating profit plus depreciation and amortization (EBITDA) | 316 | 13 | 329 |
| 186 | -63 | 123 | operating profit (EBIT) | 183 | -32 | 151 |
| - | - | - | operating profit from discontinued operations | -3 | - | -3 |
| 186 | -63 | 123 | operating profit from continuing operations | 180 | -32 | 148 |
| -20 | - | -20 | net finance costs | -21 | -1 | -22 |
| 0 | 12 | 12 | share of the profit of associates | -1 | -13 | -14 |
| 166 | -51 | 115 | profit before income taxation expense | 158 | -46 | 112 |
| -45 | 21 | -24 | income tax expense | -23 | 20 | -3 |
| 121 | -30 | 91 | net profit from continuing operations | 135 | -26 | 109 |
| - | - | - | net profit from discontinued / discontinuing operations | 2 | - | 2 |
| 121 | -30 | 91 | profit for the period | 137 | -26 | 111 |
| -2 | - | -2 | minority interests | 1 | - | 1 |
| 119 | -30 | 89 | net profit | 138 | -26 | 112 |
| 119 | -30 | 89 | net profit | 138 | -26 | 112 |
| -3 | - | -3 | dividend on cumulative preference shares | -4 | - | -4 |
| 116 | -30 | 86 | net profit used for calculating earnings per share | 134 | -26 | 108 |
| 114 | 8 | 122 | depreciation and amortization | 133 | 45 | 178 |
| 230 | -22 | 208 | cash flow | 267 | 19 | 286 |
| | | 202 | capital expenditure | | | 114 |
| | | 17 | acquisitions | | | 28 |
| | | | per ordinary share in EUR: | | | |
| 0.62 | -0.16 | 0.46 | - basic earnings | 0.70 | -0.13 | 0.57 |
| 1.23 | -0.11 | 1.12 | - cash flow | 1.40 | 0.10 | 1.50 |
| | | 186.5 | average number of ordinary shares (x million) | | | 191.0 |
| | | 184.8 | number of ordinary shares, end of period (x *million)* | | | 190.9 |
| | | 22,156 | workforce at end of period | | | 21,820 |
| | | 7,061 | of which in the Netherlands | | | 7,258 |

## Condensed consolidated statement of income for the year

| year 2006 | | | *in EUR million* | year 2005 | | |
|---|---|---|---|---|---|---|
| before exceptional items | exceptional Items | total | | before exceptional items | exceptional items | total |
| 8,380 | - | 8,380 | net sales | 8,195 | - | 8,195 |
| 1,274 | -15 | 1,259 | operating profit plus depreciation and amortization (EBITDA) | 1,311 | 28 | 1,339 |
| 834 | -26 | 808 | operating profit (EBIT) | 808 | -36 | 772 |
| 1 | - | 1 | operating profit from discontinued operations | -21 | - | -21 |
| 835 | -26 | 809 | operating profit from continuing operations | 787 | -36 | 751 |
| -81 | - | -81 | net finance costs | -70 | -8 | -78 |
| 1 | 4 | 5 | share of the profit of associates | -2 | -21 | -23 |
| 755 | -22 | 733 | profit before income taxation expense | 715 | -65 | 650 |
| -199 | 18 | -181 | income tax expense | -168 | 29 | -139 |
| 556 | -4 | 552 | net profit from continuing operations | 547 | -36 | 511 |
| 0 | - | 0 | net profit from discontinued / discontinuing operations | 9 | - | 9 |
| 556 | -4 | 552 | profit for the year | 556 | -36 | 520 |
| -5 | - | -5 | minority interests | 7 | - | 7 |
| 551 | -4 | 547 | net profit | 563 | -36 | 527 |
| 551 | -4 | 547 | net profit | 563 | -36 | 527 |
| -10 | - | -10 | dividend on cumulative preference shares | -16 | - | -16 |
| 541 | -4 | 537 | net profit used for calculating earnings per share | 547 | -36 | 511 |
| 440 | 11 | 451 | depreciation and amortization | 503 | 64 | 567 |
| 981 | 7 | 988 | cash flow | 1,050 | 28 | 1,078 |
| | | 457 | capital expenditure | | | 401 |
| | | 44 | acquisitions | | | 573 |
| | | | per ordinary share in EUR: | | | |
| 2.85 | -0.02 | 2.83 | - basic earnings | 2.87 | -0.19 | 2.68 |
| 5.17 | 0.04 | 5.21 | - cash flow | 5.50 | 0.15 | 5.65 |
| | | 189.6 | average number of ordinary shares (x million) | | | 190.8 |
| | | 184.8 | number of ordinary shares, end of period (x million) | | | 190.9 |
| | | 22,156 | workforce at end of period | | | 21,820 |
| | | 7,061 | of which in the Netherlands | | | 7,258 |

## Consolidated balance sheet

| *in EUR million* | **31 December 2006** | | ***31 December 2005** | |
|---|---|---|---|---|
| intangible assets | 1,008 | | 1,003 | |
| property, plant and equipment | 3,655 | | 3,750 | |
| deferred tax assets | 496 | | 533 | |
| prepaid pension costs | 918 | | 478 | |
| associates | 26 | | 43 | |
| other financial assets | 100 | | 189 | |
| | -------- | | -------- | |
| **non-current assets** | | 6,203 | | 5,996 |
| inventories | 1,515 | | 1,535 | |
| trade receivables | 1,377 | | 1,337 | |
| other receivables | 362 | | 260 | |
| financial derivatives | 79 | | 36 | |
| current investments | 3 | | 5 | |
| cash and cash equivalents | 552 | | 902 | |
| | -------- | | -------- | |
| **current assets** | | 3,888 | | 4,075 |
| assets held for sale | | - | | 43 |
| | | -------- | | -------- |
| **total assets** | | 10,091 | | 10,114 |

| *in EUR million* | **31 December 2006** | | ***31 December 2005** | |
|---|---|---|---|---|
| shareholders' equity | 5,784 | | 5,501 | |
| minority interests | 71 | | 67 | |
| | -------- | | -------- | |
| **equity** | | 5,855 | | 5,568 |
| deferred tax liabilities | 383 | | 219 | |
| employee benefits liabilities | 304 | | 383 | |
| provisions | 188 | | 166 | |
| borrowings | 907 | | 1,381 | |
| other non-current liabilities | 44 | | 53 | |
| | -------- | | -------- | |
| **non-current liabilities** | | 1,826 | | 2,202 |
| employee benefits liabilities | 21 | | 23 | |
| provisions | 127 | | 220 | |
| borrowings | 607 | | 329 | |
| financial derivatives | 41 | | 65 | |
| trade liabilities | 1,091 | | 985 | |
| other current liabilities | 523 | | 714 | |
| | -------- | | -------- | |
| **current liabilities** | | 2,410 | | 2,336 |
| liabilities held for sale | | - | | 8 |
| | | -------- | | -------- |
| **total equity and liabilities** | | 10,091 | | 10,114 |

| | | |
|---|---|---|
| capital employed | 6,303 | 6,221 |
| equity / total assets | 58% | 55% |
| net debt | 921 | 832 |
| gearing (net debt / equity plus net debt) | 14% | 13% |

* DSM adopted the new alternative in *IAS 19 Employee Benefits* that permits the immediate recognition outside profit or loss of actuarial gains and losses arising in defined benefit plans. The adoption of this new alternative has increased the net asset for employee benefits by EUR 31 million while equity increased by EUR 27 million (net of income tax) at year-end 2005.

## Condensed consolidated cash flow statement

| *in EUR million* | | year 2006 | | 2005 |
|---|---|---|---|---|
| ***Cash and cash equivalents at beginning of period*** | | 902 | | 1,261 |
| *Operating activities:* | | | | |
| - net profit plus depreciation and amortization | 998 | | 1,094 | |
| - change in operating working capital | -4 | | -119 | |
| - other changes | -364 | | -282 | |
| | --------- | | --------- | |
| cash flow from operating activities | | 630 | | 693 |
| *Investing activities:* | | | | |
| - capital expenditure | -458 | | -393 | |
| - acquisitions | -44 | | -559 | |
| - sale of subsidiaries | 135 | | 192 | |
| - divestments | 30 | | 30 | |
| - other changes | -8 | | -115 | |
| | --------- | | --------- | |
| net cash from investing activities | | -345 | | -845 |
| dividend | | -213 | | -183 |
| net cash from financing activities | | -407 | | -37 |
| effects of changes in consolidation and exchange differences | | -15 | | 13 |
| | | --------- | | --------- |
| ***Cash and cash equivalents at end of period*** | | 552 | | 902 |

## Condensed statement of changes in shareholders' equity

| *in EUR million* | year 2006 | 2005 |
|---|---|---|
| ***Shareholders' equity at beginning of period*** | 5,501 | 4,668 |
| *Changes:* | | |
| - net profit | 547 | 527 |
| - exchange differences, net of income tax expenses | -128 | 128 |
| - net actuarial gains (losses) on defined benefit obligations, after asset ceiling | 283 | 194 |
| - reclassification of cumulative preference shares A | - | 233 |
| - dividend paid | -213 | -183 |
| - repurchase of ordinary shares | -318 | -170 |
| - proceeds from reissue of ordinary shares | 55 | 102 |
| - other changes | 57 | 2 |
| | --------- | --------- |
| ***Shareholders' equity at end of period*** | 5,784 | 5,501 |

END